 Itaú Unibanco Holding S.A. ("Company"), in compliance with the provision in Article 12 of Resolution No. 44/21 of the Brazilian Securities and Exchange Commission (CVM), announces

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 Companhia Aberta NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Significant Ownership Interest

Itaú Unibanco Holding S.A. ("Company"), in compliance with the provision in Article 12 of Resolution No. 44/21 of the Brazilian Securities and Exchange Commission (CVM), announces to its stockholders and the market in general that it received a letter from GQG Partners LLC informing that they became the owners of preferred shares and American Depositary Receipts representing approximately 5.00% of the preferred shares issued by the Company. The complete letter is attached to this Announcement to the Market.

São Paulo (SP), August 29, 2024

GUSTAVO LOPES RODRIGUES

Investor Relations Officer

GQG PARTNERS

São Paulo, August 27, 2024

ITAÚ UNIBANCO HOLDING S.A.

Attn: Mr. Gustavo Lopes Rodrigues
Group Head of Investor Relations and Market Intelligence
Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Jabaquara, São Paulo - SP, 04344-902
Brazil

Ref.: Increase of significant ownership interest in ITAÚ UNIBANCO HOLDING S.A.

Dear Sirs,

GQG Partners LLC ("**GQG Partners**"), a *limited liability* company, on behalf of its investment management clients, duly registered with the Securities Exchange Commission – *SEC* under the No. 0001697233, with its principal place of business at 450 E Las Olas Blvd, No. 750, Fort Lauderdale, FL 33301, USA, in compliance with Article 12 of the Brazilian Securities Commission ("**CVM**") Resolution No. 44, dated august 23, 2021, as amended ("**CVM Resolution 44/21**"), hereby informs that the portfolio of clients under its management have acquired in the secondary market in the regular course of trade, through certain financial instruments, certain shares issued by ITAÚ UNIBANCO HOLDING S.A. ("**Company**"), thus holding, currently, 242,322,356 preferred shares and American Depositary Receipts, representing approximately five point zero-zero per cent (**5.00%**) of all

São Paulo, 27 de agosto de 2024

ITAÚ UNIBANCO HOLDING S.A.

Att: Sr. Gustavo Lopes Rodrigues
Diretor de Relação com Investidores e Inteligência de Mercado
Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Jabaquara, São Paulo - SP, 04344-902
Brasil

Ref.: Aumento de participação acionária relevante na ITAÚ UNIBANCO HOLDING S.A.

Prezados Senhores,

GQG Partners LLC ("**GQG Partners**"), uma sociedade limitada, em nome de seus clientes de gestão de carteiras de valores mobiliários, devidamente registrada perante a *Securities Exchange Commission – SEC* sob o nº 0001697233, com endereço na 450 E Las Olas Blvd, nº 750, Fort Lauderdale, FL 33301, Estados Unidos da América, em cumprimento ao que estabelece o artigo 12 da Resolução CVM nº 44, de 23 de agosto de 2021, conforme alterada ("**Resolução CVM 44/21**"), vem, à presença de V. Sa., informar que carteiras de clientes sob sua gestão adquiriram, em operações realizadas no curso regular do mercado secundário, mediante determinados instrumentos financeiros, ações emitidas por ITAÚ UNIBANCO HOLDING S.A. ("**Companhia**"), o que traz exposição total de sua carteira de clientes a 242,322,356 ações preferenciais e *American Depositary Receipts*, representando aproximadamente

preferred shares issued by the Company.

5,00% (cinco vírgula zero zero por cento) das ações preferenciais emitidas pela Companhia.

GQG Partners also informs you that it does not hold proxy voting rights on behalf of its clients.

A GQG Partners também informa que não possui poderes de voto em nome de seus clientes.

This is a minority investment not intended to change the control or administrative structure of the Company. Currently, GQG Partners does not intend to purchase any additional shares of the Company for its clients' accounts with the intent to acquire control or to change the management structure of the Company.

Trata-se de um investimento minoritário que não tem o objetivo de alterar a composição do controle ou a estrutura administrativa da Companhia. Atualmente, a GQG Partners não pretende adquirir, em nome de seus clientes, quaisquer ações adicionais de emissão da Companhia com a intenção de adquirir o controle ou alterar a estrutura administrativa da Companhia.

The legal representative of GQG Partners' clients in Brazil, for purposes of Article 119 of Law 6,404, of December 15, 1976, as amended, is Citibank Distribuidora de Títulos e Valores Mobiliários SA, CNPJ No. 33.868.597/00001-40.

O representante legal dos clientes da GQG Partners para fins do artigo 119 da Lei 6.404, de 15.12.1976, conforme alterada, é a Citibank Distribuidora de Títulos e Valores Mobiliários SA, CNPJ nº 33.868.597/00001-40.

Please do not hesitate to contact us should you need any further clarifications. For any matters relating to this letter, please contact our attorney in Brazil, Mr. Fernando J. Prado Ferreira (phone: (55 11) 3247-8583); e-mail: fpradoferreira@pn.com.br); Mr. José Luiz Homem de Mello (phone: (55 11) 3247-8957; e-mail: jhmello@pn.com.br); Mr. João Pedro Ribeiro Taveira (phone: (55 11) 3247-6372; e-mail jtaveira@pn.com.br); and Mr. Leonardo Duarte Moreira (phone: (55 11) 3247-6337; e-mail ldmoreira@pn.com.br).

Permanecemos à disposição de V. Sas. para quaisquer esclarecimentos que se façam necessários, e solicitamos que os contatos de V. Sas. com relação à presente correspondência, sejam feitos por meio de nossos advogados no Brasil, Sr. Fernando J. Prado Ferreira (fone: (55 11) 3247-8583; e-mail: fpradoferreira@pn.com.br); Sr. José Luiz Homem de Mello (fone: (55 11) 3247-8957; e-mail: jhmello@pn.com.br); Sr. João Pedro Ribeiro Taveira (fone: (55 11) 3247-6372); e-mail jtaveira@pn.com.br); e Sr. Leonardo Duarte Moreira (fone:

(55 11) 3247-6337; e-mail ldmoreira@pn.com.br).

Very truly yours,

Atenciosamente,

Salvatore DiGangi

Salvatore DiGangi
Global Chief Compliance Officer
GQG Partners LLC